

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Haitham Khouri
Vice Chairman
Perimeter Solutions, SA
12E rue Guillaume Kroll
L-1882 Grand Duchy of Luxembourg

  Re: Perimeter Solutions, SA
    Form 10-K filed March 1, 2023 File No. 001-41027

Dear Haitham Khouri:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and
            Services